[redacted]

10027256

SEC ... IISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2010
Washington, DC
109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 1901
(No. and Street)

Philadelphia PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Boccella 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd
(Name – *if individual, state last, first, middle name*)

521 Plymouth Rd., Suite 120, Plymouth Meeting, PA 19462
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Cfo

Title

Notary Public

NOTARIAL SEAL
KIM D. MAYNORD
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Dec 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

Elko & Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

February 16, 2010

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2009	DECEMBER 31, 2008
ASSETS		
Cash	$ 469,578	$ 510,052
Marketable securities	4,955	6,178
Commissions receivable - clearing broker	113,948	137,444
Prepaid expenses	24,236	29,333
Furniture and equipment - net of accumulated depreciation of $125,674 and $113,321	29,181	30,810
TOTAL ASSETS	$ 641,898	$ 713,817
LIABILITIES		
Current portion of long-term debt	$ 40,000	$ 40,000
Accounts payable and accrued expenses	66,983	62,594
Long-term debt net of current portion	7,528	47,528
Total Liabilities	114,511	150,122
STOCKHOLDERS' EQUITY		
Common stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and 521 shares outstanding	507,500	507,500
Additional paid-in capital	10,031	10,031
Retained earnings	490,453	526,761
Less: Treasury stock - 494 shares, at cost	480,597	480,597
Total Stockholders' Equity	527,387	563,695
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 641,898	$ 713,817

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31, 2009	2008
COMMISSION INCOME	$ 3,207,651	$ 3,295,725
OPERATING EXPENSES		
Clearing fees	209,570	205,501
Depreciation	16,419	13,726
Employee benefits	151,574	141,582
Insurance	649	955
Payroll taxes	88,132	90,068
Regulatory fees	23,904	24,431
Salaries	1,564,268	1,627,544
Telephone	41,393	38,638
Trading software expense	56,150	56,150
Total Operating Expenses	2,152,059	2,198,595
GENERAL AND ADMINISTRATIVE EXPENSES	552,558	515,098
INCOME FROM OPERATIONS	503,034	582,032
OTHER INCOME (EXPENSE)		
Interest expense	(4,836)	(5,921)
Interest income	7,143	13,073
Loss on disposal of equipment	(1,217)	-
Unrealized loss on investments	(1,223)	(6,195)
Miscellaneous income	26	-
Total Other Income (Expense)	(107)	957
NET INCOME	$ 502,927	$ 582,989

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2008	$ 507,500	$ 10,031	$ 308,472	$ (480,597)	$ 345,406
NET INCOME	-	-	582,989	-	582,989
DISTRIBUTIONS	-	-	(364,700)	-	(364,700)
BALANCE - DECEMBER 31, 2008	507,500	10,031	526,761	(480,597)	563,695
NET INCOME	-	-	502,927	-	502,927
DISTRIBUTIONS	-	-	(539,235)	-	(539,235)
BALANCE - DECEMBER 31, 2009	$ 507,500	$ 10,031	$ 490,453	$ (480,597)	$ 527,387

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 502,927	$ 582,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	16,419	13,726
Loss on disposal of equipment	1,217	-
Unrealized loss on marketable securities	1,223	6,195
(Increase) decrease in assets		
Commissions receivable - clearing broker	23,496	(47,372)
Prepaid expenses	5,097	(795)
Security deposits	-	126
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	4,389	(33,763)
Net Cash Provided by Operating Activities	554,768	521,106
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(16,007)	(28,685)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long-term debt	(40,000)	(40,000)
Distributions to stockholders	(539,235)	(364,700)
Net Cash Used in Financing Activities	(579,235)	(404,700)
NET INCREASE (DECREASE) IN CASH	(40,474)	87,721
CASH - BEGINNING OF YEAR	510,052	422,331
CASH - END OF YEAR	$ 469,578	$ 510,052

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash consists of funds held in checking and money market accounts at two banks.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs - The Company expenses advertising costs as incurred.

Income Taxes - The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

Effective January 1, 2009, management adopted the accounting standard, “Accounting for Uncertainty in Income Taxes”. This standard clarifies the accounting and reporting for uncertainties in income tax positions, taken or expected to be taken in filings with taxing jurisdictions, using minimum recognition and measurement thresholds.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A - Summary of Significant Accounting Policies - continued

Management has reviewed tax positions taken in filings with federal, state and local jurisdictions and believes those positions would be sustained should the filings be examined by the relevant taxing authority.

Should settlement of an examination, or other event, result in a change in management's evaluation of a tax position taken, or expected to be taken, in filings that have not been closed by statute or examination, any interest and penalties related to the unrecognized tax benefit as a result of the uncertain tax position are included in interest expense and operating expenses, respectively.

Subsequent Events - In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 16, 2010, the date the financial statements were available to be issued. The Company had no significant or material subsequent events through February 16, 2010.

NOTE B - Fair Value Measurements

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE B - Fair Value Measurements - continued

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2009 and 2008:

	Level 1	
	2009	2008
Assets		
Marketable Securities	$ 4,955	$ 6,178

NOTE C - Furniture and Equipment

	2009	2008
Office equipment	$ 15,938	$ 15,938
Office Furniture	36,186	36,186
Computer equipment	102,731	92,007
Total	154,855	144,131
Accumulated depreciation	125,674	113,321
Total Furniture and Equipment	$ 29,181	$ 30,810

NOTE D - Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (3.75% at December 31, 2009 and 2008, respectively).

There were no borrowings under the line of credit agreement at December 31, 2009 and 2008.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2009.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE E - Long-Term Debt

	2009	2008
Note payable to a former stockholder bearing interest of 5.38%, payable in minimum annual installments of $40,000 and one final payment of $7,527 plus interest on the outstanding balance through November 2011.	47,528	87,528
Less Current Portion	40,000	40,000
Total Long-Term Debt	$ 7,528	$ 47,528

The following are maturities of long-term debt:

2010	$ 40,000
2011	7,528
Total	$ 47,528

NOTE F - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2012. Rent expense for the years ended December 31, 2009 and 2008 was $42,664 and $40,949, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

2010	$ 43,040
2011	44,085
2012	37,464
Total	$ 124,589

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE G - Supplemental Disclosure of Cash Flow Information

	2009	2008
Cash was paid for the following:		
Interest	$ 4,836	$ 5,921

NOTE H - Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009 and 2008, the Company's "Aggregate Indebtedness" was $114,511 and $150,122, respectively, and "Net Capital" was $476,528 and $512,014, respectively, and its ratio of aggregate indebtedness to net capital was .24 to 1 and .29 to 1, respectively. Net capital exceeded minimum capital requirements by $376,528 and $412,014 at December 31, 2009 and 2008, respectively.

NOTE I - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2009 and 2008 were $45,074 and $20,266, respectively.

NOTE J - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008
Advertising	$ 1,750	$ 2,750
Business use and occupancy tax	30,004	21,398
Capital stock tax	5,738	5,029
Dues and subscriptions	91,728	106,536
Insurance	5,335	13,763
Insurance - officer's life	1,743	1,743
Internet expense	44,833	40,973
Legal and accounting fees	31,056	27,191
Office expense	21,116	19,792
Office supplies	3,959	7,947
Payroll taxes	8,328	8,335
Profit sharing	45,074	20,266
Rent	42,664	40,949
Repairs and maintenance	32,641	22,398
Salaries	100,000	100,000
Travel and entertainment	86,589	76,028
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 552,558	$ 515,098

SCHEDULE I

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2009	DECEMBER 31, 2008
NET CAPITAL		
Total Stockholders' Equity	$ 527,387	$ 563,695
Allowable Credits:		
Accrued commissions	3,301	9,389
Deductions and/or Charges:		
Nonallowable Assets		
Receivables - stockholders, officers, employees and other	-	-
Prepaid expenses	(24,236)	(29,333)
Property and equipment	(29,181)	(30,810)
Security deposits	-	-
Net capital before haircuts on securities positions	477,271	512,941
Haircut on securities	743	927
Net Capital	$ 476,528	$ 512,014
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable and accrued expenses	$ 66,983	$ 62,594
Long-term debt	47,528	87,528
Total Aggregate Indebtedness	$ 114,511	$ 150,122
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 376,528	$ 412,014
Excess Net Capital at 1000%	$ 465,077	$ 497,002
Ratio: Aggregate Indebtedness to Net Capital	.24 to 1	.29 to 1
Net capital as reported in Company's Part IIA (Unaudited) Focus Report	$ 476,528	$ 512,015
Net audit adjustments	-	(1)
Net capital	$ 476,528	$ 512,014

Elko & Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

February 16, 2010

ADDITIONAL INFORMATION

& Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

Our report on our audit of the basic financial settlements of Regional Brokers, Inc. for the year ended December 31, 2009 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation is presented for purposes of the requirement under SEC Rule 17a-5(e)(4) and is not a required part of the basic financial statements. Such information had not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Elko & Associates Ltd

February 16, 2010

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

Elko & Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Regional Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Regional Brokers, Inc.'s management is responsible for Regional Brokers Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in Regional Brokers' general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers from Regional Brokers' general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers from Regional Brokers' general ledger supporting the adjustments noting no differences.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ellis & Associates, Ltd

February 8, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044907 FINRA DEC
REGIONAL BROKERS INC 11*11
1628 JOHN F KENNEDY BLVD
PHILADELPHIA PA 19103-2125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5451 -

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1675 -)

7/16/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3776 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,336,159 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	155,758 -
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	155,758 -
2d. SIPC Net Operating Revenues	$ 2,180,401 -
2e. General Assessment @ .0025	$ 5451 -
	(to page 1 but not less than $150 minimum)

REGIONAL BROKERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Cellmo & Associates Ltd